BAKER DONELSON CENTER SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 PHONE: 615.726.5600 FAX: 615.726.0464 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219

www.bakerdonelson.com

Lori Metrock
Direct Dial: (615) 726-5768
Direct Fax: (615) 744-5768
E-Mail Address: lmetrock@bakerdonelson.com

February 3, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Dave Walz

Re:	Buckeye Technologies Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 8, 2010
File No. 001-14030

Dear Mr. Walz:

On behalf of our client, Buckeye Technologies Inc. (the “Company”), and pursuant to our conversation today with you, Steve Lo and Ryan Milne of the staff of the Securities and Exchange Commission (the “Staff”), attached as Exhibit A hereto is the disclosure that will appear in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2010, which the Company plans to file with the Commission on or before February 9, 2011 (the “Second Quarter 10-Q”).  The disclosure contained in Exhibit A hereto is responsive to comments 1 and 3 raised by the Staff in the letter to the Company dated January 19, 2011 from Ms. Tia Jenkins (the “Comment Letter”) regarding the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2010, filed on November 8, 2010 (the “First Quarter 10-Q”).  Exhibit A is in blackline format to show the changes the Company will be making to the disclosure in the Second Quarter 10-Q as compared to the disclosure in the First Quarter 10-Q.

As indicated in my correspondence to Ms. Tia Jenkins dated January 20, 2011, the Company intends to respond formally to the Comment Letter no later than February 16, 2011.

If you have any questions, please feel free to contact the undersigned at the contact information listed above.  Thank you for your cooperation and attention to this matter.

Best Regards,

/s/ Lori Metrock
Lori Metrock

ALABAMA •	GEORGIA •	LOUISIANA •	MISSISSIPPI •	TENNESSEE •	WASHINGTON, D.C.

Exhibit A

NOTE ~~4~~5: ALTERNATIVE FUEL MIXTURE CREDITS / CELLULOSIC BIOFUEL CREDITS

The U.S. Internal Revenue Code of 1986, as amended (the “Code”) permitted a refundable excise tax credit (until December 31, 2009, when the credit expired) under certain circumstances for the production and use of alternative fuels and alternative fuel mixtures in lieu of fossil-based fuels~~.  The credit was~~ (the “AFMC”) equal to $0.50 per gallon of alternative fuel contained in the mixture.  We qualified for the ~~alternative fuel mixture credit (“~~AFMC~~”)~~ because we produce liquid fuels derived from biomass, byproducts of our wood pulping process, and utilize those fuels to power our Foley Plant.

On March 19, 2009 the U.S. Internal Revenue Service (“IRS”) accepted our application to be registered as an alternative fuel mixer.  We began producing and consuming alternative fuel mixtures on February 12, 2009.  We recorded $~~35,842~~37,073 and $72,915 in ~~alternative fuel mixture credits~~AFMC, which was net of expenses, in our consolidated statements of operations related to credits earned for the three and six months ended ~~September 30, 2009.~~December 31, 2009, respectively.  We treated the credits received in cash as taxable income and the income tax credits as non-taxable income.  The ~~alternative fuel mixture credits~~AFMCs are subject to audit by the IRS.  ~~The credit expired on December 31, 2009.~~

On July 9, 2010, the IRS Office of Chief Counsel released legal advice concluding that black liquor sold or used before January 1, 2010, qualifies for the cellulosic biofuel credit (“CBC”).  Each gallon of black liquor produced by and used as a fuel by us in our business operations during calendar 2009 will qualify for the $1.01 non-refundable CBC.  We received a cellulosic biofuel producer registration number which ~~allowed~~will allow us to amend the tax return for the year ended June 30, 2009 ~~and~~ to claim ~~approximately $20,462 of~~ CBC on black liquor produced and used in the business from January 1, 2009 until February 11, 2009 before we began mixing diesel with black liquor to qualify for the AFMC.  For the ~~quarter~~six months ended ~~September 30,~~December 31, 2010, we recognized an income tax benefit in our consolidated statement of operations of $20,462 related to the CBC claimed for the period from January 1, 2009 to February 11, 2009.

We also received Form 637 CB Registration approval during the ~~quarter~~six months ended ~~September 30,~~ December 31, 2010, which included additional guidance on converting AFMC for gallons of black liquor produced and used by us from February 12, 2009 through December 31, 2009, the time period that we mixed diesel with black liquor to claim ~~alternative fuel mixture cash refunds and alternative fuel mixture income tax credits.~~AFMCs.  For any gallon of fuel, the $0.50 AFMC may be exchanged for the $1.01 CBC by repaying the $0.50 credit, with interest, for any gallon of fuel for which the $0.50 credit was claimed and received by us.  Our prior tax returns will have to be amended to claim the CBC.

Converting the $0.50 alternative fuel mixture credits/refunds to $1.01 CBC for all gallons of the black liquor mixed with diesel would produce an additional benefit of approximately $56,278, less interest paid to the IRS~~, and~~.  Utilization of this additional benefit is dependent on ~~our~~cash tax liabilities subject to annual tax credit limitations on future taxable income for tax years ending June 30, 2011 through June 30, 2016 when the credit carryforward period would expire.  We intend to amend our ~~fiscal years ending~~ tax returns for 2009 and 2010 ~~tax returns~~, as necessary, to exchange the AFMC previously claimed during those years for the more advantageous CBC to the extent we believe the CBC can be utilized prior to expiration.

For the ~~quarter~~six months ended ~~September 30~~December 31, 2010, we recognized $31,162 of  income tax benefit in our consolidated statement of operations related to the expected incremental benefit from exchanging previously claimed AFMC for CBC based upon our expected ability to utilize the CBC prior to expiration.  ~~As of September 30, 2010, we have estimated that we will not be able to utilize approximately $23,626 of the additional benefit from the available CBC and have not recognized any benefit in our consolidated statement of operations related to this~~ This amount~~.  We will continue to evaluate our ability to utilize the remaining available CBC and will record any related changes in estimates when our expected utilization of the available CBCs change.  The $31,162 recognized during the quarter~~  is net of $1,490 of interest that would be owed the U.S. government for the use of funds from the date that the AFMC refunds, expected to be exchanged for CBC, were received to July 9, 2010 when the IRS ruled that these credits could be exchanged for CBC.  ~~As of September 30, 2010, we have recorded a noncurrent payable of $41,144 related to the AFMC refunds expected to be repaid to the U.S. government.~~  We will continue to evaluate our ability to utilize the CBC and will amend our tax returns for fiscal years ended June 30, 2009 and June 30, 2010 in order to convert appropriate amounts of AFMC to CBC until such time that the statute of limitations expires for fiscal years ended June 30, 2009 and June 30, 2010.  We may recognize up to an additional $23,626 of tax benefit (less interest related to additional AFMC exchanges) if future earnings forecasts project that we will be able to  utilize CBC prior to the expiration of the credit carryforward period on June 30, 2016.

Estimating the amount of the CBC benefit recognized requires us to make assumptions and estimates about future taxable income affecting the realization of these tax benefits. The key assumptions in estimating future profitability relate to future selling prices and volumes, operating reliability, raw material, energy, chemical and freight costs, and various other projected  economic factors as reflected in our internal planning models including interest cost and the impact of currency exchange rates. These models take into account recent sales and cost data as well as macroeconomic drivers including gross domestic product growth, customer demand and industry capacity. Other assumptions affecting estimates of future taxable income include; significant book-to-tax differences impacting future credit utilization, cost recovery of existing and future capital assets and the domestic manufacturing deduction.  Our current forecasts of these book-to-tax differences are based on expected capital acquisitions and operating results, respectively.  Significant changes to any of these key assumptions could have a material impact on the estimate of CBC utilization.  As key factors in these models change in future periods, we will update our projections and revise the estimate of the CBC benefit expected to be utilized.  Such changes to the estimate may be significant.

We have recorded an income tax liability of $57,850 related to the repayment of AFMC refunds to the U.S. government in exchange for CBC.  The current portion of the liability is $16,706 and the noncurrent portion is $41,144.  We forecast expected repayment of the liability annually in amounts needed to generate sufficient CBC to offset each respective year’s cash tax liability subject to annual tax credit limitations imposed by law.  Based on our current forecasts, we anticipate the noncurrent liability to be paid during fiscal year ending June 30, 2013 through fiscal year ending June 30, 2016.  Interest related to this payable subsequent to July 9, 2010 is recognized as interest expense in the consolidated statement of operations and totaled approximately $~~550~~600 and $1,150 for the ~~quarter~~three and six months ended ~~September 30~~December 31, 2010, respectively.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to adopt accounting policies and make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements.  Management bases these estimates and assumptions considering historical data and trends, current fact patterns, expectations and other sources of information they believe are reasonable. In many cases, there are alternative policies or estimation techniques that could be used.  We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements.  However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information.

Cellulosic Biofuel Credits

Cellulosic biofuel credits (“CBC”) are recognized based on our expected ability to utilize the CBC prior to expiration.  Estimating the amount of the benefit recognized requires us to make assumptions and estimates about future profitability affecting the realization of these tax benefits.  The key assumptions in estimating future profitability relate to future selling prices and volumes, operating reliability, raw material, energy, chemical and freight costs, and various other projected operating factors as reflected in our internal planning models including interest cost and the impact of currency exchange rates.  These models take into account recent sales and cost data as well as macroeconomic drivers including gross domestic product growth, customer demand and industry capacity. Other assumptions affecting estimates of future taxable income include; significant book-to-tax differences impacting future credit utilization, cost recovery of existing and future capital assets and the domestic manufacturing deduction.  Our current forecasts of these book-to-tax differences are based on expected capital acquisitions and operating results, respectively.  Significant changes to any of these key assumptions could have a material impact on the estimate of CBC utilization.  As key factors in these models change in future periods, we will update our projections and revise the estimate of the CBC benefit expected to be utilized.  Such changes to the estimate may be significant.

For the six months ended December 31, 2010, we recognized $31.2 million of income tax benefit in our consolidated statement of operations related to the expected incremental benefit from exchanging previously claimed AFMC for CBC.  As of December 31, 2010, we have estimated that we will not be able to utilize approximately $23.6 million of the additional benefit from the available CBC and have not recognized any benefit in our consolidated statement of operations related to this amount.  We will continue to evaluate our ability to utilize the remaining available CBC and will record any related changes in estimates when our expected utilization of the available CBCs change.

See Part II, Item 7 — Critical Accounting Policies and Estimates and our consolidated financial statements and related notes in Part IV, Item 15 of our Annual Report for additional accounting policies and related estimates that we believe are the most critical to understanding our condensed consolidated financial statements, financial condition and results of operations and which require complex management judgment and assumptions, or involve uncertainties.  These critical accounting policies include those relating to allowance for doubtful accounts, deferred income taxes, depreciation and long-lived assets.